Exhibit 1.01

GoPro, Inc. Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2023

This Conflict Minerals Report (“CMR”) has been prepared by GoPro, Inc. (herein referred to, alternatively, as “GoPro,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2023 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as gold and cassiterite, columbite-tantalite (coltan), wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum and tungsten.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, GoPro is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein.  Furthermore, given that GoPro has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.

I.Product Overview

GoPro helps its consumers capture and share their experiences in immersive and exciting ways. Our cameras, mountable and wearable accessories, and subscription services have generated substantially all of our revenue. We sell our products globally through retailers, distributors and on gopro.com. The information set forth under the subheading “Overview” in “Item 1. Business” of our most recent annual report on Form 10-K, filed with the SEC on February 9, 2024, is incorporated herein by reference.

II.Supply Chain Overview

GoPro’s products are designed and developed in California, France and China, and a significant majority of GoPro’s manufacturing is outsourced to contract manufacturers located in China and Thailand. GoPro’s strategic commodity team manages the pricing and supply of the key components of our cameras, including digital signal processors, sensors, lenses and motors. Several key strategic parts are purchased from suppliers by GoPro and then consigned to our contract manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. For purposes of this CMR, references to our “products” refer to our hardware products, and references to our “suppliers” refer to our product suppliers.

III.Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•our products contain conflict minerals that are necessary to the production or functionality of such products; and

•we are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

IV.Design of Due Diligence Measures

GoPro designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

V.Due Diligence Measures Performed by GoPro

GoPro performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

•GoPro maintains a Conflict Minerals Policy as part of its Supply Chain Code of Conduct (the “Conflict Minerals Policy”) that sets forth (i) its commitment to complying with the Final Rules and (ii) its expectations of its suppliers regarding supporting GoPro’s compliance activities. The Conflict Minerals Policy can be found on our website at https://gopro.com under “Supplier Responsibility.”

•The implementation of GoPro’s RCOI, the conducting of due diligence on the source and chain of custody of GoPro’s necessary conflict minerals, and the drafting of the SEC filings required by the Final Rules are managed by GoPro’s Manufacturing and Supply Chain Operations department. GoPro’s Board of Directors (the “Board”) has delegated oversight responsibility with respect to GoPro’s compliance programs to the Audit Committee of the Board (the “Audit Committee”). To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the Manufacturing and Supply Chain Operations department and the Legal department, and will then subsequently be reported to and reviewed by the Audit Committee to the extent deemed appropriate by such responsible individuals.

•The Manufacturing and Supply Chain Operations department staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with GoPro’s Conflict Minerals Policy and with GoPro’s conflict minerals-related processes and procedures.

•Records of material conflict minerals-related documentation have been flagged by GoPro to be maintained electronically for a period of five (5) years from the date of creation.

•GoPro’s existing manufacturing suppliers have been provided with a copy of the Conflict Minerals Policy, and new manufacturing suppliers will be provided with a copy of the Conflict Minerals Policy as part of GoPro’s standard supplier onboarding process. In addition, GoPro’s form approved vendor agreement contains a provision requiring such vendors to comply with the Conflict Minerals Policy (the “Conflict Minerals Contractual Provision”). The Conflict Minerals Contractual Provision will be (i) incorporated into new approved vendor agreements and (ii) incorporated into existing approved vendor agreements when such agreements are negotiated for renewal.

•GoPro requires manufacturing suppliers who report that they only source from smelters and refiners that are conformant with the standards of the Responsible Minerals Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”) or certified/accredited by another independent third-party audit program, such as the London Bullion Market Association or the Responsible Jewellery Council, to provide a certification to GoPro to such effect.

•Interested parties can report improper activities in violation of the Conflict Minerals Policy via email at conflictminerals@gopro.com. This email address can be found on GoPro’s website at https://gopro.com under “Supplier Responsibility.” All reported activities will be reviewed by the appropriate individuals within the Manufacturing and Supply Chain Operations department.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

•As part of the implementation of our RCOI, we request that our suppliers complete in full the RMI Conflict Minerals Reporting Template (the “CMRT”). We employ a third-party service provider to assist us in the collection of the CMRT and in the analysis of the CMRT data. The CMRT is designed to provide GoPro with sufficient information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

•GoPro’s Manufacturing and Supply Chain Operations department manages the collection of information reported on the CMRT by its suppliers and oversees our third-party service provider's due diligence and data analysis efforts.

•GoPro utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

•In addition, at the end of the reporting year, we communicate with each of our suppliers to confirm the accuracy of the information provided in the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•If, on the basis of red flags that are identified as a result of the implementation of GoPro’s RCOI and the conducting of due diligence on the source and chain of custody of GoPro’s necessary conflict minerals, GoPro determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, GoPro will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

•Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by GoPro from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the RMI and other organizations to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed this Form SD and a Conflict Minerals Report as an exhibit thereto for the 2023 calendar year reporting period. The Form SD and Conflict Minerals Report are also available on our website at investor.gopro.com.

VI.Smelters and Refiners Identified

As a result of GoPro’s RCOI, 164 suppliers, representing approximately 78.66% of suppliers, provided completed CMRTs to GoPro. The suppliers providing completed CMRTs to GoPro identified the names of 363 smelters and refiners from which they source conflict minerals that are listed on the RMI’s Smelter Reference List. Of those smelters and refiners, 222 smelters and refiners, or approximately 61%, are conformant with the RMAP standards, are accredited gold Good Delivery refiners on the London Bullion Market Association’s Good Delivery listing, or are certified against the Responsible Jewellery Council’s Chain of Custody Standard. With respect to the remaining 141 smelters and refiners (“Non-Certified Smelters and Refiners”), although we were not able to determine the mines of origin of the conflict minerals sourced from such smelters and refiners with certainty, we were able to determine their country locations. Attached as Addendum A to this CMR is a list of such country locations of such smelters and refiners, grouped according to the specific conflict mineral processed by such smelters and refiners.

VII.Steps to Mitigate Risk

GoPro intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•Continue to engage with suppliers to obtain complete CMRTs;

•Actively review and discuss with each supplier our policy regarding the sourcing of tin, tantalum, tungsten and gold;

• Support the development of supplier capabilities to perform conflict minerals-related due diligence;

•Provide ongoing training regarding emerging best practices and other relevant topics to Manufacturing and Supply Chain Operations department staff responsible for conflict minerals compliance.

FORWARD-LOOKING STATEMENTS

Certain statements relating to compliance processes and due diligence improvements are forward-looking in nature and are based on GoPro’s management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of GoPro’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including GoPro’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A
Non-Certified Smelter and Refiner Country Location by Conflict Mineral

Conflict Mineral	Smelter or Refiner Location
Gold	Australia
Gold	Belgium
Gold	Brazil
Gold	China
Gold	Colombia
Gold	France
Gold	Germany
Gold	Ghana
Gold	India
Gold	Italy
Gold	Kazakhstan
Gold	Republic of Korea
Gold	Kyrgyzstan
Gold	Lithuania
Gold	Malaysia
Gold	Mauritania
Gold	Mexico
Gold	New Zealand
Gold	Norway
Gold	Portugal
Gold	Russian Federation
Gold	Saudi Arabia
Gold	South Africa
Gold	Sudan
Gold	Switzerland
Gold	Taiwan, Province of China
Gold	Thailand
Gold	Turkey
Gold	Uganda
Gold	United Arab Emirates
Gold	United States of America
Gold	Zimbabwe
Tantalum	China
Tantalum	Estonia
Tantalum	Germany
Tantalum	Russian Federation
Tantalum	United States of America
Tin	Congo, Democratic Republic of The
Tin	Brazil
Tin	China
Tin	India
Tin	Indonesia
Tin	Malaysia

Tin	Myanmar
Tin	Russian Federation
Tin	Vietnam
Tin	Vietnam
Tungsten	Russian Federation
Tungsten	Brazil
Tungsten	China
Tungsten	Republic of Korea
Tungsten	Republic of Korea
Tungsten	Russian Federation
Tungsten	Vietnam